Exhibit 23.4

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-8 of AFC Gamma, Inc. of our report dated September 20, 2021, with respect to the consolidated and combined balance sheet as of December 31, 2020 and the related consolidated and combined statements of operations, members’ equity (deficit) and cash flows for the year then ended and the related notes to the consolidated and combined financial statements of JG HoldCo LLC and Related Entities, which appears in the Current Report of AFC Gamma, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on November 12, 2021, amending the Current Report of AFC Gamma, Inc. on Form 8-K filed with the Securities and Exchange Commission on October 4, 2021.

/s/ CohnReznick LLP

Chicago, Illinois
January 10, 2022